Exhibit 99.1

COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Lakeside Apartments
4800 Lake Trail Drive
Lisle, Illinois

May 19, 2010
Mr. Derek McCandless
NPI Equity Investments, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Appraisal of Lakeside Apartments 4800 Lake Trail Drive Lisle, Illinois 60532
Dear Mr. McCandless:
Cogent Realty Advisors LLC (“CRA”) has completed an appraisal of the above-referenced property as requested by our April 13, 2010 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of April 21, 2010, the date the property was last inspected by the appraiser. The report has been prepared for NPI Equity Investments, Inc. for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 27.62-acre site improved with a 568-unit garden-style apartment complex. The subject was developed in 1974 and contains 480,184 square feet of rentable area. Additional site improvements include a management/leasing office, asphalt paved driveways and surface parking areas, concrete walkways, fitness center, business center, two outdoor swimming pools, tennis courts, clubhouse, game room, laundry facilities, and mature landscaping. The complex, locally known as the Lakeside Apartments, is classified as a Class B apartment community by local market standards. The property is currently 92.1% occupied and is in average physical condition. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of April 21, 2010, is:
FORTY-EIGHT MILLION EIGHT HUNDRED THOUSAND DOLLARS
($48,800,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. The attached report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Derek McCandless	May 19, 2010
NPI Equity Investments, Inc.	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Senior Appraiser

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page i
INTRODUCTION

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL

Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	4
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA

Regional and Area Analysis	6
Neighborhood Analysis	11
Site Analysis	14
Improvement Analysis	16
Zoning Analysis	20
Real Estate Assessment and Taxes	21

MARKET ANALYSIS

Apartment Market Analysis	23
Market Rent Analysis	28

ANALYSIS OF DATA AND CONCLUSIONS

Highest and Best Use	36
Valuation Process	38
Income Capitalization Approach	40
Sales Comparison Approach	48
Reconciliation and Final Value Conclusion	53

ADDENDA

Additional Subject Property Photographs
Improved Sales Photos
Appraiser Qualifications
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page ii
CERTIFICATE OF APPRAISAL
We, Steven J. Goldberg, MAI, CCIM and Robert T. Don, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
No one other than the undersigned assisted in the preparation of this appraisal.
Robert T. Don has made a personal inspection of the property that is the subject of this appraisal on April 21, 2010. Steven J. Goldberg, MAI did not inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal, Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G) and has been issued a Temporary Practice License by the State of Illinois to appraise the subject property (License No: 572.002881). Robert T. Don is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1322732G) and has been issued a Temporary Practice License by the State of Illinois to appraise the subject property (License No: 572.002871).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Senior Appraiser
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page iii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page iv
15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the remaining units are representative of similar condition and layout as the units inspected.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page v
SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
View of typical living area
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page vi
REGIONAL MAP
NEIGHBORHOOD MAP
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 1

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	April 21, 2010

Date of Inspection	April 21, 2010

Property Name	Lakeside Apartments

Property Address	4800 Lake Trail Drive
Lisle, Illinois 60532

Property Location	East side of Fender Road north of Ogden Avenue, approximately 1/2 mile south of I-88 (Ronald Regan Memorial Tollway), in the western portion of the Lisle Township, Illinois. The subject neighborhood is a stabilized suburban area located approximately 24 miles west of downtown Chicago, Illinois.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of April 21, 2010, free and clear of financing. The appraisal was prepared for NPI Equity Investments, Inc. to provide valuation in conjunction with asset management purposes.

Site Size	Irregular shaped site that contains a total of 27.62 acres

Zoning	“R-4” Multifamily Residential — Township of Lisle.

Improvements	A 568-unit garden apartment complex completed in 1974 with 30 residential buildings, a freestanding management office/clubhouse building, two outdoor swimming pools, tennis courts, and asphalt-paved surface drives and parking areas. The complex is classified as a Class B apartment community by local market standards. The property is operating at stabilized occupancy and is in generally average condition.

Tax Identification	Parcel Numbers 08-09-100-027, 028 and 029 (Lisle Township Assessor)

2009 Assessed Value	$12,093,800

Highest and Best Use
As If Vacant	Eventual multifamily development.
As Improved	Continued use of the existing improvements.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 2
VALUATION INDICATIONS

Income Capitalization	$48,800,000
Stabilized NOI	$3,417,094
Cap Rate	7.0%
Value per Unit	$85,915
Value per Sq Ft	$101.63

Sales Comparison	$48,300,000
Value per Unit	$85,000
Value per Sq Ft	$99.53

Cost Approach	N/A

APPRAISED VALUE	$48,800,000
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 3

PREMISES OF THE APPRAISAL

Identification	The subject property consists of the land and improvements at 4800 Lake Trail Drive within the Township of Lisle, DuPage County, Illinois. The Lisle Township Assessor identifies the property by Tax Parcel Identification Numbers 08-09-100-027, 028 and 029. The property consists of a 27.62-acre site improved with a 568-unit apartment complex known as Lakeside Apartments.

Sales History of the Subject Property
According to public records, ownership of the subject property is vested in National Property Investors III. The current owner acquired title to the property through a deed transfer recorded on December 18, 1980. We are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal
The purpose of the appraisal is to estimate the market value of the subject property as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

	1.	Inspected the subject property and its environs.

	2.	Reviewed demographic and other socioeconomic trends pertaining to the city and region.

	3.	Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

	4.	Investigated lease and sale transactions involving comparable properties in the influencing market.

	5.	Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

	6.	Utilized appropriate appraisal methodology to derive estimates of value.

	7.	Reconciled the estimates of value into a single value conclusion.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 4

Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:

	1.	Consummation of a sale occurs as of a specified date.

	2.	An open and competitive market exists for the property interest appraised.

	3.	The buyer and seller are each acting prudently and knowledgably.

	4.	The price is not affected by undue stimulus.

	5.	The buyer and seller are typically motivated.

	6.	Both parties are acting in what they consider their best interest.

	7.	Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

	8.	Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

	9.	The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is NPI Equity Investments, Inc. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 5

achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:

• The time a property remains on the market.

• The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties; however marketing times have increased over the past year. Conventional sources of capital are limited in the current economic environment. Mortgage underwriting has become more conservative over the past year and a greater level of equity is now required to obtain financing. This factor has caused overall capitalization rates and investment yields to increase over the recent past and has impacted sales activity for most types of commercial real estate.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey First Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 8.06 months, up from 6.70 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 6

REGIONAL AND AREA ANALYSIS

Introduction	The subject is in the western portion of Lisle Township, DuPage County, Illinois. DuPage County is just to the west of Cook County, Illinois and is a part of the Chicago-Gary-Kenosha Consolidated Metropolitan Statistical Area (CMSA). Lisle is a near western suburban community that is approximately 24 miles west of Chicago’s central business district.

Population	Chicago-Gary-Kenosha CMSA consists of the following 13 counties: Cook, DuPage, Kane, Lake, McHenry, Will, DeKalb, Grundy, Kankakee and Kendall Counties in Illinois; Lake and Porter Counties in Indiana; and Kenosha County in Wisconsin. Consolidated Metropolitan Statistical Areas (CMSA’s), sometimes called “major metropolitan areas,” are composed of two or more adjoining metropolitan areas, which have demonstrated some economic linkage. The metropolitan areas, which are joined into a CMSA, are called Primary Metropolitan Statistical Areas (PMSA). The Chicago-Gary-Kenosha CMSA consists of the Chicago, Gary, Kankakee, and Kenosha PMSA’s. The Chicago-Gary-Kenosha CMSA’s population increased from 8,239,820 in 1990 to 9,157,540 in 2000. This represented an 11.1% increase in population over the decade.

The Chicago area continues to grow outward along major arterial routes and commuter rail lines. As a suburban community, Lisle is a near western suburb of the Chicago Metropolitan Area. The Chicago Metropolitan Area, the third largest metropolitan area in the United States, consists of more than 4,600 square miles of land and is located at the western foot of Lake Michigan. Six Illinois counties, including Cook, DuPage, McHenry, Will, Lake, and Kane, comprise Chicago’s Standard Metropolitan Statistical Area (SMSA); the City of Chicago serves as its focal point. These six counties, in conjunction with the City of Chicago, form an interlocking economic structure.

According to a survey of forecasters by the Urban Land Institute, Chicago ranks among the top 10 cities in the nation in terms of growth potential, based on rankings in several categories including real estate, economic growth potential and relocation potential.

The 2000 census count of the population for the City of Chicago proper was 2,896,016, an increase of 4.0% from 1990. The metropolitan Chicago area had a total population estimate of 8,091,720, indicating an 11.4% increase for the same period. Total area population has increased throughout the last census period (1990-2000).

In the 2000 census, the City of Chicago showed its first population increase since 1950 with a 4.0% gain. However, suburban growth throughout this same period has ranged from 15.7% to 41.9% in the five collar counties. While the overall Cook County population increased by 5.3% since the last census count, suburban Cook County population grew
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 7

by 6.8%. The shift in population to suburban areas has been a nationwide, rather than a localized trend.

As of 1994, Chicago’s Primary Metropolitan Statistical Area was redefined based on 1990 census commuting data. The previous PMSA included Cook, DuPage, and McHenry Counties. The new PMSA adds DeKalb, Grundy, Kane, Kendall, Lake, and Will Counties to the previous three. The addition recognizes the expanded reach and interconnectivity of Metropolitan Chicago.
POPULATION TRENDS

	1980	1990	2000	2009

Chicago MSA	7,869,542	8,065,633	9,098,316	9,645,078
Cook County	5,253,655	5,105,067	5,376,741	5,287,037
DeKalb County	74,624	77,932	88,969	107,333
DuPage County	658,835	781,666	904,161	932,541
Will County	324,460	357,313	502,266	685,251
Kane County	278,405	317,471	404,119	511,892
Lake County	440,372	516,418	644,356	712,567
McHenry County	147,897	183,241	260,077	320,961

Employment	The economic diversification of Chicago has been a major factor contributing to its growth and stability. As displayed in the following chart, Chicago’s largest companies are not concentrated in any one industry. This characteristic of the local economy helps cushion against dramatic swings in the economic cycle.

The primary components of the area economy are the service, trade, government and manufacturing sectors. Manufacturing, with employment of 315,300 in the nine-county PMSA, is a major component of the economic base, with the largest manufacturing sectors being fabricated metals, industrial machinery, electronic equipment, and printing & publishing. The services sector leads the industry employment groups, following long-term national trends. Within the Chicago-Joliet- Naperville MSA, the current unemployment rate is at 11.2%.

Chicago is one of the major financial capitals of the world and its influence continues to grow. Its five stock and commodity exchanges establish the city as an international financial trading center. The exchanges headquartered here include the Midwest Stock Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, and the Chicago Board of Options Exchange. Chicago leads the world in commodity trading, handling over 90% of the world’s futures contracts. In the past several years, over 52 foreign banks have opened offices in Chicago, an indication of the city’s growing international influence.

All of the nation’s top 10 banks have offices here with metropolitan bank assets increasing over 45% to over $90 billion in just five years. As a manufacturing, banking, and corporate center, the Chicago central business district has over 109 million square feet of office space; the metropolitan area has about 165 million square feet. Of the 500 largest United States corporations listed in Fortune Magazine, 52 are located in
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 8

the Chicago area and most others have regional or branch offices located in Chicago.
AREA EMPLOYMENT BY INDUSTRY SECTOR

Sector	March 2010	October 2009

Mining and Other	1,200	1,400
Construction	105,000	139,700
Manufacturing	315,300	318,000
Trade, Transportation & Utilities	712,200	720,500
Information	74,400	74,800
Financial Activities	261,500	261,300
Professional and Business	564,900	591,700
Education and Health Services	540,200	541,500
Leisure and Hospitality	311,300	329,700
Other	164,500	168,700
Government	480,900	484,900

Civilian Labor Force	4,107,000	4,050,700
Employment	3,647,100	3,630,000
Unemployment	459,900	420,700
Unemployment Rate	11.2%	10.4%
UNEMPLOYMENT RATE TRENDS

	Chicago MSA	State of Illinois	United States

YE 2004	6.30%	6.10%	5.40%
YE 2005	6.00%	5.30%	4.90%
YE 2006	4.50%	4.50%	4.40%
YE 2007	4.90%	5.50%	5.00%
YE 2008	6.20%	7.60%	7.40%
YE 2009	10.00%	11.00%	10.00%

Convention Centers	Exposition centers, such as the lakefront McCormick Place, the Merchandise Mart, and Rosemont’s O’Hare Exhibition Center, make the City of Chicago a world famous trade show and business convention center. Chicago has often attained national prominence as a host city for the nominating conventions of both national political parties. Its success as a convention center is primarily attributable to such features as its central location, extensive transportation facilities, and numerous lodging accommodations, as well as the exposition facilities themselves.

As a result of Chicago’s strategic location, it has become a central point for all forms of transportation. Located at the junction of four interstate highways, it is the nation’s largest trucking center, offering a comprehensive motor carriage system, which attracts more than 30 million tons of freight annually.

Transportation	Chicago is also a hub of the nation’s railway system, transporting approximately 23 million tons of manufactured goods annually along 18 trunk lines, which operate half the nation’s railway mileage. O’Hare International Airport, located in the far northwest portion of the city, is one of the world’s largest and busiest terminals in regard to air freight shipments and passenger arrivals. It provides connections to domestic points and to most major cities of the world. Other area airports include Midway on the southwest side of Chicago, in addition to many small aircraft airports, scattered throughout the metropolitan area.

The Port of Chicago serves as a terminal for lake shipping and ocean traffic coming through the St. Lawrence Seaway. It also serves the
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 9

Illinois River barge traffic from the Inland Waterway System of the Mississippi River. Furthermore, the Chicago area is served by over 630 miles of expressway and by one of the most comprehensive and efficient public transit systems (the Regional Transportation Authority) in the world.

Education/Recreation	The city of Chicago and the suburban areas surrounding it complement each other in offering educational, recreational, and cultural amenities. There are over 50 colleges and universities plus 40 professional and technical schools located throughout the area. Arts, science, and history museums, as well as the theater, opera companies, and symphony orchestras are well represented. The area’s extensive lakefront and system of parks and open spaces (Forest Preserve Districts) provide residents with year round recreational entertainment.

Economy	The following economic data was provided by Moody’s Economy.com as of Year End 2009.

Job losses accelerated in 2009 as firms trimmed payrolls in anticipation of a sluggish year ahead, pushing Chicago-Naperville-Joliet deeper into recession. Job losses are accelerating in manufacturing and in white- collar service industries such as information and business/professional services. The jobless rate has climbed to 10.5%, making the 4% to 5% rates from earlier this decade a distant memory.

Chicago’s recession will continue a pattern of rising unemployment among secondary, white-collar firms as construction and manufacturing declines abate. While firm-specific figures are difficult to identify due to the small size of the industries’ employers, state-level WARN notices show upcoming layoffs in a number of finance and information firms. Chicago’s metro-wide office vacancy rate is 16.8%, slightly above the national average, but is expected to rise further as office-using jobs are expected to receive the lion’s share of pink slips for the rest of 2010.

Chicago’s housing market will weaken as distressed-home sales flood the market and homeowner equity evaporates. House prices continue to fall, according to the Case-Shiller® monthly house price index. Chicago’s house prices fell 18.6% in May from a year ago and are down 26.8% since the market’s peak in 2007. Sales were up 19.3% in May on a year-ago basis, driven by sales of foreclosed properties at deep discounts. Lower house prices and worsening unemployment rates have been driving worsening consumer credit quality. This is seen in rising delinquency and default rates, both of which are up markedly in Chicago. The housing market will not reach bottom until mid-2010.

Chicago’s financial health will be imperiled by budget woes in the state and city governments. Mayor Daley’s recent strategy of privatizing large city resources for injections of cash has fallen into disarray with the collapse of the $2.52 billion Midway Airport privatization deal. While the deal was a victim of the financial crisis, it also effectively closes the
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 10

door to future privatization deals in the short term, forcing the city to cut city jobs by 15% and trim expenses elsewhere.

The state government is in worse shape as finances tighten and the political atmosphere remains poisoned after the removal of former Governor Blagojevich in January. Governor Quinn’s effort to close a gaping $7 billion budget deficit by raising the state income tax by 50% while cutting spending is receiving little support despite a state mandate to balance the budget. Any budget cuts or tax hikes will likely stall Chicago’s anticipated recovery.

Chicago’s labor market and production levels will stabilize over the next year despite the dizzying bad news found in recent labor market data releases. The good news comes in jobless claims reports, which suggest that statewide claims are beginning to show small declines in recent weeks, indicating that the pace of job losses is abating. Nevertheless, some employers continue to trim payrolls to match anticipated lower demand for goods in coming quarters, but they expect employment recovery to commence in the second half of 2010. Chicago’s jobless rate will stabilize at 11% over the next year before recovering. Further credit market woes remain the greatest downside forecast risk.

Conclusion	The Chicago economy appears to be near the bottom of its recession, though recovery will be slow and will lack new job creation through 2010. Chicago’s below-average population trends and relative lack of high-technology firms will prevent a more vigorous recovery, and Chicago will remain an average performer over the long-run horizon.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 11

NEIGHBORHOOD ANALYSIS

The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject neighborhood is situated within the western sector of the Township of Lisle, DuPage County, approximately 24 miles west of Chicago Central Business District and 15 miles southwest of Chicago O’Hare International Airport. Lisle Township is one of nine townships in DuPage County. Lisle Township covers an area of 35.91 square miles; within Lisle Township are several major population centers including the communities of Naperville, Lisle, Downer’s Grove, and Wheatland, the county seat of DuPage County.

The subject neighborhood is defined as the area south of I-88 (Ronald Regan Memorial Tollway), east of Washington Street, west of I-355 (North-South Tollway) and north of 75th Street. The subject property is situated in the north-central portion of the defined neighborhood.

Land uses	The influencing factor of the area is I-88 which extends westerly thru the neighborhood. The Interstate 88 corridor is referred to as the Illinois Research and Technology Corridor having a heavy concentration of technology and research companies. The Fermi National Accelerator Laboratory is situated on 6,800 acres located immediately northwest of the subject neighborhood. Fermi Lab is a US Department of Energy national laboratory specializing in high-energy particle physics. Fermi lab is operated by the Fermi Research Alliance, a joint venture of the University of Chicago and the Universities Research Association (URA). The facility employs more than 2,100 people. Several other important research facilities are located in the area including the Argonne National Laboratory situated on 1,700 acres in the southeastern portion of Lisle Township. In addition to research, the area has a high concentration of private companies within headquarters or major offices. Presently, these companies include Acxiom, British Petroleum (BP), Alcatel-Lucent, Microsoft, Molex, and Tellabs. In addition, several universities have campus facilities in the area including; Illinois Institute of Technology, DeVry University, and Northern Illinois University.

As a result of the high concentration of business, government, education and research facilities, the neighborhood also has a well developed infrastructure of shopping, entertainment, and commercial facilities.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 12

Initially developed in the in the 1970s to 1980s, growth of the area continued to expand thru the 1990s. Since 1990 population within a 3-mile radius of the subject property has expanded by more than 14% and median household income has grown by 20%.

The following table is a summary of demographic trends and forecast for a 3-mile radius from the subject property.

DEMOGRAPHIC TRENDS — 3 MILE RADIUS

	2000	2009	2014 Projection

Population	76,273	82,630	84,964
Households	29,208	32,485	33,700
Median Age	35.7	37.1	36.8
Median Hsld. Income	$76,079	$91,003	$98,112
Per Capita Income	$37,411	$48,411	$50,183

The subject neighborhood is approximately 90% developed with some vacant land available for future development. The subject neighborhood realized much of its growth during the 1990s and architecture/site planning of area developments reflects contemporary design standards. No blighting or other negative influences were noted. Property in the area generally demonstrates average to good quality construction that appears to have been adequately maintained.

Access	Some of Chicago’s regional transportation routes form the boundaries of the subject neighborhood including I-88 and I-355. I-88, also known as Ronald Regan Memorial Tollway, extends westerly thru DuPage County connecting with Cook County to the east and Kane County to the west. At the northeastern sector of the neighborhood, I-88 interchanges with I- 355 (North-South Tollway). I-355 traverses the eastern portion of DuPage County connecting with I-55 to the south and I-90 to the north. Regional highway access in the area is considered excellent and one of the reasons for the anticipated continued growth of the area.

Secondary traffic arteries in the neighborhood include the north/south roadways of Naperville Road, Reynolds Street, Mill Street, and Lincoln Avenue. Each of these highways extends to the I-88 corridor providing excellent north-south connections. Important east-west roadways include Ogden Avenue and 75th Street. Ogden Avenue is the important east-west corridor thru the Township of Lisle and has a heavy concentration of retail, office, and commercial development. It interchanges with I-355 at the eastern edge of the subject neighborhood. Regularly schedule bus service, operated by PACE the Regional Transportation Authority occurs along Ogden Avenue. In addition, METRA (Northeast Illinois Regional Commuter Railroad) operates commuter service along it’s BNSF rail line with station stops in Lisle and Naperville.

As a result of the neighborhood’s proximity to regional transportation routes and primary neighborhood roadways, employment centers, medical facilities and support facilities throughout DuPage County and Chicago area are easily accessible. Access to and within the neighborhood is rated as good.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 13

Conclusion	In summary, the subject neighborhood is an established and desirable area that offers a broad range of services and good access to other parts of the city. Road infrastructure throughout the subject neighborhood is considered good. The neighborhood is adequately serviced by public utilities and community facilities. The neighborhood is designed to serve the needs of local residents and businesses. There appears to be no detrimental influences upon the neighborhood which would inhibit the income- producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 14

SITE ANALYSIS

Location	East side of Fender Avenue, approximately 200 feet north of Ogden Avenue and 1/2-mile south of Interstate 88, in the central sector of Lisle Township, DuPage County, Illinois. The subject neighborhood is a stabilized suburban area located approximately 24 miles west of downtown Chicago and 17 miles southwest of the Chicago O’Hare International Airport. The physical address of the property is 4800 Lake Trail Drive, Lisle, DuPage County, Illinois.

Site Area	Total land area equates to 27.62 acres, or 1,203,153 square feet.

Street Frontage	The subject site is situated along the east side of Fender Road and south side of Old Tavern Road. The physical address of the property is 4800 Lake Trail Drive, which is a private internal right-of-way connecting with both Fender and Old Tavern Road, servicing the apartment development. The subject maintains an adequate amount of frontage along both Fender and Old Tavern Roads.

Topography	The site is gently sloping.

Shape	The parcel is irregularly shaped. The size, shape, and configuration of the subject property provide a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. The building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	Based on FEMA Flood Insurance Rate Map information available through the Village of Lisle, an undetermined portion of the subject property may be located within a 100-year flood plain hazard area, and special flood hazard insurance may be required. It is suggested that a detailed site survey be conducted to determine the extent to which the property is affected by flood hazard.

Easements and Encroachments	No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 15

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Accessibility/Visibility	Ingress and egress to the property is via two access points off of Fender Road and three points along Old Tavern Road. Accessibility of the site is good. The buildings are at street grade and visible to traffic from public streets.

Improvements	There are 30 residential buildings and a freestanding office/clubhouse building, two in-ground swimming pools, tennis courts, and asphalt-paved surface drives and parking areas.

Conclusions	The site attributes are well suited for the existing development and use.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 16

IMPROVEMENT ANALYSIS

Year Built/Renovated	The facility was completed in 1974 as a garden-style apartment complex. Ongoing maintenance has occurred. Between 2006 and 2009 more than $24,000,000 in property capital repairs and renovations were completed on the subject property including exterior and interior refurbishments.

Layout & Configuration	The complex consists of 568 apartment units within 30 residential buildings. Each building is two to three stories with enclosed central stairwells that provide access to individual apartments. The buildings are sited along a network of internal drives that integrate with the parking areas. A freestanding leasing/management office is located near the Fender Road entry. A large lake is the central feature of the project providing a water view amenity to the development. A clubhouse with fitness and business center as well as game room is part of the development.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Unit Type	Mix	Size (SF)	Total Area

1BR/1BA	175	723	126,525
1BR/1BA	63	723	45,549
2BR/2BA	58	945	54,810
2BR/1BA	110	830	91,300
2BR/2BA	107	945	101,115
3BR/2BA	1	1,107	1,107
3BR/2BA	54	1,107	59,778

Totals/Average	568	845	480,184

Source: Client provided rent roll data and floor plans; compiled by CRA

Floor Plans	As indicated, the property offers a variety of one, two and three-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off a small entry foyer and dining room off the kitchen area.

EXTERIOR

Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is wood stud walls with interior gypsum-clad drywall.

Floors	The floors are constructed of engineered wood trusses. The ceiling height is approximately 8 to 9 feet.

Walls	The buildings are clad with brick veneer with wood trim.

Windows	Individual unit windows are double-pane glass set in aluminum frames. Entry doors are metal set in wood frames. Sliding glass doors provide access to the porches or balconies.

Roof	The buildings have single pitched roofs with composition shingles. The attic area provides ventilation and is not readily accessible to tenants.

INTERIOR FINISHES

Walls and Ceilings	Textured and painted drywall.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 17

Flooring	Wall-to-wall carpeting throughout except for vinyl tile in the bathrooms, kitchens and entry foyers.

Kitchens	Typical appliance package consisting of a frost-free refrigerator/freezer, full-size electric range with oven, microwave and exhaust fan, dishwasher and garbage disposal. Cabinets are stained wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

Amenities	Coin operated washer and dryers are available in separate laundry areas located within each building.

MECHANICAL SYSTEMS

HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an electric water heater. Water and sewer charges are billed to tenants separately by the property based on a RUBS billing system.

Fire Protection	No sprinklers are at the apartments, typical for this vintage property in the market.

Security	The property has on-site management and leasing as well as courtesy patrol services.

Elevators	There are no elevators. ADA accessibility issues have not been addressed. This is similar to competitors.

ANCILLARY AREAS

Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drive is accessible for moving vans.

Landscaping	Landscaping is extensive and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings. Seasonal color is provided in planting beds at the main entrance point, near the pools and office area.

Parking	The internal driveways incorporates the surface parking lots. There are an adequate number of parking spaces provided. The drives and parking lots are asphalt surface.

Recreational Amenities	Two in-ground swimming pools, clubhouse, business and fitness center, game room, laundry facilities, tennis courts, and water view amenity. Amenities are similar to competitive properties.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 18

FF&E

Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office, fitness and business center equipment and various chairs and tables for the pool deck. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE

Exterior	Average condition. Overall maintenance appears adequate.

Roof	Average condition. No roof leaks were reported.

Interiors	Average condition. Overall maintenance appears adequate.

Common Area Amenities	Average condition. Overall maintenance appears adequate.

Sidewalks & Paving	Average condition. Overall maintenance appears adequate.

Landscaping	Average condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit.

ELEMENTS OF DEPRECIATION

Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The overall physical condition is average with adequate maintenance levels. Physical deterioration is primarily limited to general aging and normal wear and tear. No material elements of deferred maintenance were noted during the appraiser’s inspection of the property.

Between 2006 and 2009 more than $24,000,000 in capital improvements and renovations were completed on the subject property. The redevelopment consisted of site, building exterior, common area and unit interior improvements. The site improvements consisted of landscape enhancements and replacements, repair of retaining walls and correction of erosion problems, lighting upgrades and the addition of patio privacy fences. The building exterior improvements consisted of rear entrance door replacements, gutter improvements, foundation work and exterior painting. The common area improvements consisted of upgrading the leasing center, replacing the current clubhouse with a business center and conference room, fitness center with locker rooms, and addition of a boathouse for lake recreation activities. In addition, the west clubhouse was upgraded and includes a social/game room, locker rooms and new decking. The unit interior improvements consisted of kitchen and bath upgrades, replacement of original fireplaces and other interior renovations.

According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 36 years. As a result of the recent capital improvements, the effective age is estimated to be less than
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 19

the actual age of the improvements. The effective age is estimated at approximately 25 years.

Capital Improvements	We are not aware of any major capital improvements planned in the near term.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property has operated at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site- specific external obsolescence was noted. Most, if not all of the adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions is applicable.

Conclusions	The subject improvements have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 20

ZONING ANALYSIS

District	The subject site is under Lisle’s zoning jurisdiction and is situated in the “R-4” Multifamily Residential District. It is the purpose of the” R-4” District to encourage the establishment and preservation of a range of medium to high density residential neighborhoods characterized by a mixture of multi-family building styles

Uses	The primary intended use of land in this district is higher intensity residential uses including multifamily development. Other complimentary uses are allowed outright or through a special use permit.

Bulk Restrictions	The following are general building restrictions applicable to developments within the “R-4” zoning district. A detailed overview of applicable restrictions is available from the Village of Lisle Community Development Department.

Maximum Building Height:	50 feet
Minimum Lot Area:	15,000 square feet
Minimum Lot Area/Dwelling Unit:	2,400 square feet
Maximum Lot Coverage:	50 percent
Parking:	2 spaces per dwelling unit

Compliance	The existing improvements are built to a density of about 1 unit per 2,111 square feet of lot area, an amount which is less than the required 2,400 square feet per unit, making the subject property non-conforming to the current “R-4” requirements.

Based on the subject’s unit count, a total of 1,136 spaces are required. Management indicated that the existing amount of parking is sufficient to satisfy tenant’s needs, however they were not able to provide a detailed parking count. In the absence of a detailed parking count, the subject property’s compliance to the parking requirement is not known.

Conclusions	The subject property appears to be a permitted but non-conforming use with respect to density of development. Should 50% or more of the value of the property suffer damage or destruction it would have to be rebuilt in accordance with current zoning requirements.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 21

REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The subject property is identified by the Lisle Township Assessor as being parcel numbers: 08-09-100-027, 028 and 029.

Overview	Real property taxes are based on multiplying the “Assessment”, which is 33.3% of the “Fair Market Value” (FMV) as determined by the Lisle Township Assessor, and the Tax Rate, which is determined by DuPage County. Real property taxes include amounts for the city, county and school as well as other municipal and special assessing districts.

The tax year is based on a calendar year, payable in arrears. The FMV is supposed to reflect total property value as of January 1 of each year. The Tax Rate is typically determined after the assessments have been finalized prior to billing in April. Payment is due in two installments (1st half in June and 2nd half in September).

The assessor can use all three of the standard appraisal methods to establish an equitable FMV, and the amount is not automatically changed due to a sale. Countywide revaluations are required at least every three years; however, the assessor has the authority to re-evaluate property annually. According to the assessor, a property’s sale price does not directly impact the assessment during the subsequent revaluations but is included in the general market pricing trend.

The subject property is under the taxing jurisdiction of the Village of Lisle, Lisle Township, Unit School District 203, and DuPage County.

Assessments	The subject’s 2009 total assessment is $11,498,850, or $20,244 per unit.

Comparable Assessments	Similar properties within the subject property’s immediate vicinity were surveyed to ascertain the reasonableness of the subject property’s current assessment. The subject property’s assessment appears to be reasonable. The properties are included in the subject’s tax group by the assessor due to similarities in taxing district, building age and size.
TAX COMPARABLES

Property	YOC	Assessed Value	Total Units	Per Unit Assessment

Subject Property	1974	$11,498,850	568	$20,244
Green Trails	1987	$10,559,160	440	$23,998
Country Villas	1971	$3,030,820	160	$18,943
Brookdale on the Park	1986	$7,512,840	252	$29,813

Source: Township Assessor Records, compiled by CRA

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.

Tax Rate	Tax rates have remained relatively stable over the past several years as valuations have increased modestly. The 2009 total tax rate applicable for all taxing authorities with jurisdiction over the subject property equates to $6.2199/$100 of assessed value.
COGENT Realty Advisors, LLC

Lakeside Apartments	May 19, 2010
Lisle, Illinois	Page 22

Real Estate Tax Expense	The following is a summary of the tax assessment and expenses for the three tax parcel numbers that represent the subject property.
CONSOLIDATED TAX ESTIMATE — 2010 TAX YEAR

Land Value	$1,988,060
Improvement Value	$9,510,790

Total Assessed Value	$11,498,850
Tax Rate/$100	0.062199
Total Tax Due	$715,217

The subject’s real estate tax liability is calculated at $715,200 rounded. Future increases in reassessments are expected to reflect annual increases near the anticipated inflation rate during the same period. Tax rates are expected to remain relatively stable. The total amount is anticipated to increase at a rate near the long-term average inflation rate.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 23

APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Chicago area apartment market and the local submarket within which the subject property competes. The most recent source of data available to the appraisers was the “Chicago Metro Area Apartment Market Research Update Report — First Quarter 2010”, prepared by Marcus and Millichap Real Estate Investment Services.

Chicago Area Overview	Apartment fundamentals in the city of Chicago will benefit from the in-migration of suburban renters seeking to take advantage of declining rents and elevated incentives. With completions in the city expected to spike this year and the shadow market remaining a threat, owners of existing assets will continue to ramp up concessions. For the first time in over two decades, incentives are higher in the city than in the suburbs. Operators in the Loop submarket, for example, currently offer an average of 44 days of free rent, roughly one week more than any other area. As a result, vacancy in The Loop has improved considerably in the last year, particularly in the Class A sector, where vacancy has decreased 640 basis points. Vacancy will improve further when hiring in traditional white-collar industries resumes.

While increased renter demand bodes well for conditions in the city, transaction velocity will remain measured this year as a result of still modest listing activity. Value-add plays will dominate deal flow in the coming months, especially for mixed-use properties in gentrified neighborhoods that will allow for healthy NOI increases once economic conditions firm. While deliveries will be limited in the suburbs, key metrics will remain soft through the first half of 2010 as the local labor market contracts. Renters with stable employment continue to move to the city to capture falling rents, while other tenants are seeking properties with more affordable rents in an attempt to control costs. Vacancy rates in the Southeast Cook County, Southwest Cook County and Joliet submarkets have outperformed other suburban areas in the last year, as these areas have the lowest rents in the metro. In response to this trend, owners in the neighboring submarkets of O’Hare, Glendale Heights/Lombard and Woodridge/Lisle have enacted steep rent cuts to bring in tenants. As a result, vacancy increases in these areas will begin to taper off later this year, potentially attracting investors. Nevertheless, cap rates in these submarkets will remain roughly 25 basis points higher than the suburban average, currently in the mid-8 percent to high-9 percent range.

Economy	Through the loss of roughly 116,000 positions, payrolls in Chicago have thinned by 2.7 percent during the last 12 months. Employment is strengthening however, as approximately 30,000 jobs were generated in the first quarter of 2010. Cuts in the construction and trade, transportation and utilities sectors continue to weigh down the local labor market and hinder apartment demand. Over the past year, an aggregate of nearly 54,000 jobs have been eliminated in these segments, declines of 13.0 percent and 3.3 percent, respectively.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 24

Permit issuance remains minimal as many builders await further signs of an economic recovery. During the last 12 months, single-family permitting has dropped 21 percent to 5,200 units, while multifamily builders have pulled permits for 1,970 units, down 70 percent from one year ago.

For the first time since mid-2007, the metro median home price increased on a year-over-year basis through the first quarter 2010, advancing 2.8 percent to $199,300, driven largely by greater competition for foreclosed homes. The median household income level, meanwhile, has fallen 3.2 percent to $53,100 per year, creating a $7,500 surplus in the income needed to finance a median-priced home.

Led by hiring rebounds in the professional and business services and trade, transportation and utilities segments, the Chicago labor market are projected to gain traction in the second half of 2010, causing payrolls to expand by 1.2 percent with the addition of 49,500 jobs. Last year, roughly 234,400 positions were eliminated.

Construction	Construction activity remains elevated in the City of Chicago. Developers have completed 1,455 units over the last 12 months, expanding inventory by 0.9 percent. In the first quarter 2010, area stock grew by 0.5 percent. Competitive threats from condos employed as rentals will increase in the near term. Nearly 3,650 for-sale units are being built in the city, 58 percent of which are in the Gold Coast submarket, which will present challenges for area Class A owners. Deliveries in the city will jump this year as many projects that broke ground before the downturn come online. Approximately 1,860 units will be delivered, following the addition of 720 units in 2009.

Barriers to entry have kept apartment construction in the suburbs modest in recent years. Over the past 12 months, builders have completed 645 units in four developments, all of which began lease-up in the second quarter of 2009. The suburban planning pipeline consists of 5,550 units, roughly 23 percent more than one year ago. Most of these projects are scheduled for the Glenview/ Evanston submarket. Only one development is slated to debut in the suburbs this year. The 84-unit Commons at Town Center is due for delivery in the East Lake County submarket during the second quarter.

Vacancy and Rents	A spike in completions and competition from shadow stock drove up vacancy in the City of Chicago 70 basis points over the past year to 7 percent in the first quarter 2010. Most of the increase occurred in the first three months of 2010, when vacancy jumped 50 basis points. Owners continue to cut rents and expand concessions to counteract rising vacancy. Asking rents fell 2.1 percent year-over-year to $1,148 per month in the first quarter 2010, while effective rents declined 2.9 percent to $1,051 per month. Resumed hiring in the second half of 2010 will support renter demand, as vacancy is forecast to tick up just 30 basis points in 2010 to 6.8 percent. Asking rents will end 2010 at $1,141 per
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 25

month, while effective rents will reach $1,035 per month, annual decreases of 2.0 percent and 2.4 percent, respectively.

While vacancy in the suburbs has risen 110 basis points over the last 12 months to 6.9 percent, demand has been fairly stable recently, as the average rate has increased just 20 basis points during the past two quarters. Asking rents ended the first quarter 2010 at $949 per month, an annual contraction of 3.1 percent, while effective rents slid 3.6 percent to $872 per month. Despite meager completions, vacancy will climb 40 basis points to 7.2 percent by year end 2010. Asking rents are anticipated to fall 2.8 percent to $935 per month, while effective rents will drop 3 percent to $860 per month.

Sales Trends	While the number of portfolio assemblage deals has dropped off, a considerable increase in distressed and REO sales caused transaction velocity for City of Chicago properties to accelerate modestly during the most recent 12-month period. The rise in troubled and foreclosed assets, coupled with owners adjusting pricing to match market conditions, has resulted in a 25 percent year-over-year drop in the median price to $59,500 per unit. Cap rates in the City of Chicago vary widely depending on location and product type. Initial yields for traditional apartment complexes average in the low-6 percent to high-7 percent range, while first-year returns for mixed use properties average roughly 75 basis points higher.

Activity from value-seeking buyers has increased deal flow in the suburbs over the past year. Transaction velocity will continue to accelerate as suburban owners reduce prices to compensate for softening NOIs. With sales of distressed and REO properties elevated, the median price has fallen 17 percent in the last 12 months to $55,800 per unit; however, pricing in close-in submarkets and areas near transportation hubs has held up relatively well during that span. Deal flow in the Glenview/Evanston submarket has spiked over the past year, while sales activity in Oak Park remains the highest in the suburbs. These trends will continue through 2010 as healthy conditions persist.

Capital Markets	The yield on the 10-year U.S. Treasury crept higher near the end of the first quarter 2010, reaching almost 3.9 percent, the bond’s highest yield since June 2009. Bond yields have been rising in response to record auction volume and increasing investor concern surrounding outstanding U.S. debt. Despite some recent upward pressure on the 10-year bond yield, the Federal Reserve’s $1.25 trillion program to purchase mortgage-backed securities has kept overall rates low. The program formally ended on March 31, 2010 which may lead to higher mortgage rates in the coming quarters.

Multifamily loan originations ticked higher in the fourth quarter 2009 but remained below year-earlier levels. Fannie Mae and Freddie Mac, which proved to be consistent sources of multifamily financing throughout the recession, slowed originations moderately at the end of last year. On average, LTVs are at 65 percent to 75 percent, while DSCRs are 1.20x
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 26

to 1.30x. All-in rates for 10-year loans are in the mid-6 percent range, led by agency rates, which are averaging below 6 percent. Gentle upward pressure on rates will likely persist going forward.

The following table presents the year-over-year vacancy and rental rate data for the Chicago area submarkets. The subject property is located within the Woodridge/Lisle submarket. The data indicates that as of the 1st quarter 2010 the submarket exhibited an average apartment vacancy of 6.4% which is an increase of 120 basis points over the prior year vacancy. During the same time frame, rental rates decreased 5.2% to a current average effective rental rate of $867 per unit per month. With respect to the operating performance of other suburban submarkets, the subject’s Woodbridge/Lisle location appears to be performing within market averages.

APARTMENT MARKET OVERVIEW BY SUBMARKET

	1st Qtr. 2010	Prior Year	1st Qtr. 2010	Change From
Submarket	Vacancy	Vacancy	Eff. Rent/Unit	Prior Year

Lincoln Park	4.5%	2.7%	$1,091	-5.5%
Belmont to Montrose	4.8%	4.1%	$1,109	0.3%
Rogers Park/Uptown	5.6%	4.4%	$759	-2.2%
South Shore	6.7%	5.7%	$834	-2.0%
Gold Coast	7.1%	5.9%	$1,484	-3.7%
City West	11.0%	10.4%	$906	-3.3%
The Loop	11.0%	14.8%	$1,480	-4.0%
O’Hare	4.9%	4.1%	$796	-4.5%
SW Cook County	5.7%	5.6%	$736	-5.3%
SE Cook County	5.9%	5.7%	$730	-3.1%
Wheeling	6.0%	5.2%	$941	-3.2%
Glendale Heights/Lombard	6.2%	5.8%	$977	-2.7%
Glenview/Evanston	6.3%	3.9%	$958	-2.9%
Woodridge/Lisle	6.4%	5.2%	$867	-5.2%
Joliet	6.6%	6.6%	$723	-3.5%
Aurora/Naperville	6.8%	5.9%	$928	-4.7%
East Lake County	7.0%	6.5%	$884	-3.4%
Schaumbaug/Hoffman	7.2%	6.3%	$886	-6.3%
McHenry County	7.8%	7.3%	$862	-1.7%
Kane County	7.9%	6.8%	$918	-2.4%
Glen Ellyn/Wheaton	8.1%	7.6%	$851	-5.8%
West Lake County	8.1%	7.5%	$840	-0.2%
Oak Park	8.6%	4.6%	$851	-2.1%
Palatine	8.6%	7.4%	$1,026	-3.7%
Downers Grove	8.7%	6.5%	$872	0.2%

Conclusion	The Chicago apartment market is realizing a great deal of new construction in the face of decreased demand resulting from weakness in the local economy. Most of the new units in the delivery pipeline were planned and started prior to the recession that has taken a grip on the economy. As a result of the high level of new construction and anticipation of only moderate improvement in economic conditions over the forthcoming 12-month period, forecasted absorption is not projected to be sufficient to bolster overall occupancy levels to any great degree. This will likely result in the continuation of rent concessions and minimal prospects for rent growth over the near term.

The subject’s Woodridge/Lisle submarket operates at an occupancy and rent that is consistent with surrounding suburban markets and has experienced similar levels of decline in rental rates and occupancy levels
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 27

as competing submarkets. The Woodridge/Lisle submarket offers good access to major job centers in both the City of Chicago as well as western suburbs, and remains a desirable residential area within the region. As little to no new competitive units are planned for the subject submarket, demand is anticipated to be tied to overall economic conditions and only moderate improvement in overall occupancy is anticipated during 2010. Market conditions in the subject’s submarket are not anticipated to show noteworthy improvement until regional job growth resumes and overall economic conditions show marked improvement. Although the short term prospects for the apartment are soft, long term fundamentals are anticipated to remain stable.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 28

MARKET RENT ANALYSIS

Subject Property Leasing	A March 2010 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.

SUBJECT CURRENT ASKING RENT SUMMARY

Type	Floor Plan	Mix	Size (SF)	Total Area	Rent	Rent/SF	Total Rent

1BR/1BA	1A10	175	723	126,525	$859	$1.19	$150,325
1BR/1BA	1C10	63	723	45,549	$869	$1.20	$54,747
2BR/2BA	2A20	58	945	54,810	$1,049	$1.11	$60,842
2BR/1BA	2B10	110	830	91,300	$949	$1.14	$104,390
2BR/2BA	2C20	107	945	101,115	$979	$1.04	$104,753
3BR/2BA	3A20	1	1,107	1,107	$1,299	$1.17	$1,299
3BR/2BA	3B20	54	1,107	59,778	$1,279	$1.16	$69,066

Totals/Average		568	845	480,184	$960	$1.14	$545,422

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the market. The information regarding the rent comparables was obtained through physical inspections and interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.

COMPARABLE RENTAL MAP

COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 29

SUBJECT PROPERTY	Lakeside 4800 Lake Trail Drive Lisle, Illinois

Units	568

Year Built	1974/renovated 2006-2009

Occupancy	92%

Amenities	Electric kitchen appliances including microwave oven, walk-in closets (select units), mini-blinds, and ceiling fans. Complex amenities include two in-ground swimming pools, clubhouse, fitness and business center, game room, tennis courts, lake view amenity, laundry facilities and on site management/leasing.

Concessions	Reduced rents on individual floor plans when determined appropriate by management.

RENTAL DATA

Type	Mix	Size (SF)	Total Area	Rent	Rent/SF	Total Rent

1BR/1BA	175	723	126,525	$859	$1.19	$150,325
1BR/1BA	63	723	45,549	$869	$1.20	54,747
2BR/2BA	58	945	54,810	$1,049	$1.11	60,842
2BR/1BA	110	830	91,300	$949	$1.14	104,390
2BR/2BA	107	945	101,115	$979	$1.04	104,753
3BR/2BA	1	1,107	1,107	$1,299	$1.17	1,299
3BR/2BA	54	1,107	59,778	$1,279	$1.16	69,066

Totals/Average	568	845	480,184	$960	$1.14	$545,422
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 30

COMPARABLE RENTAL 1	Brookdale on the Park 1652 Brookdale Road Naperville, Illinois

Units	252

Year Built	1986

Occupancy	93%

Amenities	Washer/dryer appliances in unit, electric kitchen appliances including microwave oven, walk-in closets, patio/balcony, fireplaces, and mini-blinds. Complex amenities include clubhouse, business and fitness center, outdoor pool, garage and carport parking.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy.

RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1BR/1BA	40	750	30,000	$960	$1.28	$38,400
2BR/1BA	62	830	51,460	$1,094	$1.32	$67,828
2BR/1BA	60	1100	66,000	$1,197	$1.09	$71,820
2BR/2BA	48	950	45,600	$1,152	$1.21	$55,296
2BR/2BA	42	1100	46,200	$1,450	$1.32	$60,900

Total/Avg.	252	949	239,260	$1,168	$1.23	$294,244

Comments	Property is located three miles west of the subject property.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 31

COMPARABLE RENTAL 2	Abbey Apartments at Four Lakes 5550 Abbey Drive Lisle, Illinois

Units	200

Year Built	1975

Occupancy	90%

Amenities	Electric kitchen appliances including microwave oven, walk-in closets, patio/balcony, ceiling fans, fireplaces (select units) and mini-blinds. Complex amenities include clubhouse, tennis courts, outdoor pool and internet access.

Concessions	Rents for individual floor plans are reduced as needed to help bolster occupancy. No application fees. Property includes gas heat and other utilities. The following quoted rents were adjusted to reflect utility costs.

RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

Efficiency	30	375	11,250	$710	$1.89	$21,300
Studio	35	545	19,075	$831	$1.52	$29,085
1BR/1BA	62	700	43,400	$957	$1.37	$59,334
2BR/1BA	53	950	50,350	$1,164	$1.23	$61,692
3BR/2BA	20	1350	27,000	$1,504	$1.11	$30,080

Total/Avg.	200	755	151,075	$1,007	$1.33	$201,491

Comments	Property is located approximately one mile southeast of the subject property.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 32

COMPARABLE RENTAL 3	Green Trails 2800 Windsor Drive Lisle, Illinois

Units	440

Year Built	1987

Occupancy	95%

Amenities	Washer/dryer appliance in unit, electric kitchen appliances including microwave oven, patio/balcony, fireplaces, ceiling fans, and mini-blinds. Complex amenities include clubhouse, business and fitness center, sports court, tennis courts, outdoor pool, garage and covered parking.

Concessions	Rents for individual floor plans are reduced as needed to help bolster occupancy.

RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

Studio	35	525	18,375	$749	$1.43	$26,215
1BR/1BA	80	525	42,000	$830	$1.58	$66,400
1BR/1BA	80	714	57,120	$999	$1.40	$79,920
2BR/1BA	75	925	69,375	$1,155	$1.25	$86,625
2BR/2BA	75	1034	77,550	$1,189	$1.15	$89,175
2BR/2BA	55	1079	59,345	$1,299	$1.20	$71,445

Total/Avg.	400	809	323,765	$1,049	$1.30	$419,780

Comments	Property is located l.5 miles south of the subject property.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 33

COMPARABLE RENTAL 4	Villages on Maple 1769 Robin Lane Lisle, Illinois

Units	300

Year Built	1972/renovated in 2002

Occupancy	94%

Amenities	Washer/dryer appliances in unit, electric/gas kitchen appliances, patio/balcony, and mini-blinds. Complex amenities include clubhouse, business and fitness center, outdoor pool, playground, and clothes care centers.

Concessions	Rents for individual floor plans are reduced as needed to help bolster occupancy.

RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1BR/1BA	60	690	41,400	$763	$1.11	$45,780
2BR/1BA	90	909	81,810	$863	$0.95	$77,670
2BR/1BA	90	951	85,590	$1,013	$1.07	$91,170
3BR/2BA	60	1217	73,020	$1,250	$1.03	$75,000

Total/Avg.	300	939	281,820	$965	$1.03	$289,620

Comments	Property is located one mile southeast of the subject property.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 34

ANALYSIS	The comparable rental properties are all in the immediate vicinity of the subject property and were built between 1972 and 1987, similar to the subject’s effective age post renovation and 1974 original date of construction. The comparables have unit and complex amenities similar to the subject. The rental rates illustrated by the comparable properties provide a good indication as to the appropriate market rent of the subject property.

One Bedroom Units	The subject property offers two (2) one-bedroom floor plans that measure 723 square feet. The rental rates for the subject units under analysis range from $859 to $869 per month, or $1.19 to $1.20 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.

ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	723	$859	$1.19
	723	$869	$1.20

Brookdale on the Park	750	$960	$1.28	Superior
Abbey Apartments	700	$957	$1.37	Similar
Green Trails	525	$830	$1.58	Superior
	714	$999	$1.40
Villages on Maple	690	$763	$1.11	Similar

Subject Range	723	$859 — $869	$1.19 — $1.20
Comparable Range	525 — 750	$763 — $999	$1.11 — $1.58

The rents for comparable one bedroom floor plans range from $763 to $999 per unit and $1.11 to $1.58 per square foot. The Brookdale on the Park and Green Trails comparable properties are considered to be slightly superior to the subject property with respect to age and amenity package. The Abbey Apartments and Villages on Maple are generally similar to the subject in terms of physical characteristics and amenities. The subject’s rent structure is bracketed by the rents exhibited by competing properties in the influencing market area, and appropriately aligned within the range indicated by the most similar rent comparables (Abbey and Villages on Maple). After considering variances for unit size and amenities offered, the subject’s quoted rent structure is well within the comparable range. The subject’s quoted rent structure appears well supported.

Two-Bedroom Units	The subject property offers three (3) two bedroom floor plans. The subject’s two-bedroom units under analysis range in size from 830 to 945 square feet with rents from $949 to $1,049 per month, or $1.04 to $1.14 per square foot. The comparable two-bedroom units range in size from 830 to 1,100 square feet and have monthly asking rents ranging from $863 to $1,450 or $0.95 to $1.32 per square foot.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 35

TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	830	$949	$1.14
	945	$979	$1.04
	945	$1,049	$1.11

Brookdale on the Park	830	$1,094	$1.32	Superior
	950	$1,152	$1.21
	1,100	$1,197	$1.09
	1,100	$1,450	$1.32
Abbey Apartments	950	$1,164	$1.23	Similar
Green Trails	925	$1,155	$1.25	Superior
	1,034	$1,189	$1.15
Villages on Maple	909	$863	$0.95	Similar
	951	$1,013	$1.07

Subject Range	830 — 945	$949 — $1,049	$1.04 — $1.14
Comparable Range	830 — 1,100	$863 — $1,450	$0.95 — $1.32

After considering variances for unit size and amenity package, the subject’s quoted rent structure is well within the comparable range. The subject’s rent structure for the two-bedroom floor plans is well supported.

Three-Bedroom Units	The subject property offers two (2) three bedroom floor plans. The subject’s three-bedroom units under analysis measure 1,107 square feet with rents from $1,279 to $1,299 per month, or $1.16 to $1.17 per square foot. The comparable three-bedroom units range in size from 1,217 to 1,350 square feet and have monthly asking rents ranging from $1,250 to $1,504 or $1.03 to $1.11 per square foot.

THREE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,107	$1,279	$1.16
	1,107	$1,299	$1.17

Abbey Apartments	1,350	$1,504	$1.11	Similar
Villages on Maple	1,217	$1,250	$1.03	Similar

Subject Range	1,107	$1,279 — $1,299	$1.16 — $1.17
Comparable Range	1,217 — 1,350	$1,250 — $1,504	$1.03 — $1.11

After considering variances for unit size and amenity package, the subject’s quoted rent structure is well within the comparable range. The subject’s rent structure for the two-bedroom floor plans is well supported.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.

SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1BR/1BA	175	723	126,525	$859	$1.188	$150,325
1BR/1BA	63	723	45,549	$869	$1.202	$54,747
2BR/2BA	58	945	54,810	$1,049	$1.110	$60,842
2BR/1BA	110	830	91,300	$949	$1.143	$104,390
2BR/2BA	107	945	101,115	$979	$1.036	$104,753
3BR/2BA	1	1,107	1,107	$1,299	$1.173	$1,299
3BR/2BA	54	1,107	59,778	$1,279	$1.155	$69,066

Totals/Average	568	845	480,184	$960	$1.136	$545,422
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 36

HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT
Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses include retail to the south, single family residential to the north and east, and vacant under-utilized land to the west. Multifamily development would be a complementary land use.

Legally Permissible	The subject site is zoned for medium density multifamily uses. The legally permissible and intended use is homogeneous with surrounding development.

Financially Feasible	Apartment properties have realized decreasing occupancy and rent levels as a result of weakness in the regional and national economies. The existing supply of apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale residential development is questionable at this time. Even if financial feasibility were pronounced, it would be difficult to obtain construction financing and capital in the currently constrained credit market.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is evident. The maximally productive use of the site is future development of a multifamily use to its maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve to a level that permits development.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 37

HIGHEST AND BEST USE AS IMPROVED
Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is improved with a garden-style apartment complex. The complex was built in 1974 and was 92% occupied on the date of inspection. The improvements are functional, and have been adequately maintained with no substantial repairs or renovations needed.

Legally Permissible	The subject property is an allowed use of the site; however, the current density is in excess of that permitted under the subject’s “R-4” multi-family zoning.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy in its current condition. Accordingly, the subject property’s improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land, and there does not appear to be a need for remodeling or repositioning.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued residential use.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 38

VALUATION PROCESS

Introduction	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

COST APPROACH	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

INCOME APPROACH	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

SALES COMPARISON	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 39

approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. Although the volume of sales activity is down as a result of market conditions, our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

RECONCILIATION	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 40

INCOME CAPITALIZATION APPROACH

VALUATION	We have used the Direct Capitalization method to estimate a value for the subject property. The following income and expense discussion will explain our input for the analysis.

Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. It further states that: only the first year’s income is considered. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.    Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS

Potential Gross Income	The potential gross income from the apartment unit rent has been calculated to be $545,422 per month or $6,545,064 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate that in 2008 the loss to lease factor was 5.9% of gross rent potential. In subsequent years (2009 and 2010 budget) there was no loss to lease reported. Review of the March 2010 rent roll indicates that current rents in place are approximately 1.6% below the market rent estimated above.

As market fundamentals begin improve, concessions will begin to abate and effective rent levels will escalate to be more in line with asking rents. The loss to lease allowance is processed at 1.5% in the valuation pro forma.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 41

Concessions	Concessions within the subject’s influencing area are common. Each of the properties surveyed as rent comparables offer some form of rent concession. The concessions consist of reduced rent or free rent over a portion of the lease term. As indicated above, concessions are also accounted for in the loss to lease allowance.

As a percentage of the gross rent potential, the subject’s historical rent concessions have averaged approximately 5.2% over the preceding two years. The subject’s 2010 budget reports no allowance for concessions they are accounted for in the gross rent potential in the form of reduced rents. As market fundamentals improve, the amount of concessions that landlords are required to offer are anticipated to decline. In consideration of the preceding and our estimation of market rents, concessions are estimated at 1.0% of the gross rent potential.

Vacancy/Credit Loss	The subject has been able to maintain its fair share of market occupancy however market fundamentals have weakened over the recent past. The subject still maintains a relatively high occupancy and is currently 8% vacant.

The subject’s current 92% level of occupancy is within the range of occupancy levels reported by competitors in the immediate vicinity. The As presented in the Apartment Market Analysis section of this report, the average vacancy within the subject’s Woodridge/Lisle apartment submarket is 6.4%, indicating a submarket occupancy of 93.6%. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.

OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Brookdale on the Park	1986	252	93%
Abbey Apartments	1975	200	90%
Green Trails	1987	400	95%
Villages on Maple	1972	300	94%

Averages	1980	288	93%

The subject property has a history of strong occupancy that is typically in the range illustrated by competing properties in the influencing market. Occupancy at the subject property was affected by the extensive amount of renovations that were being made to the property over the past few years. As a result, the average vacancy at the property was approximately 15% in 2008 and 11% in 2009. Occupancy has since recovered to the current 92% level. Collection losses at the subject property have been minimal, less than 1% over the past few years.

Based on the average submarket occupancy and occupancy levels exhibited by competing properties sin the immediate area, a vacancy and credit loss allowance of 7.0% is processed in the valuation pro forma.

Utility Recovery	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income in 2008 was $824
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 42

per unit increasing to $909 in 2009. The 2010 budget projects utility recovery to be $810 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $460,080 or $810 per unit. The estimated recovery represents 76% of the total utility expense, an amount which is consistent with the historical recovery for the subject property.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $549 to $784 per unit or 4.1% to 6.4% of the gross potential income over the past couple of years. Other income is budgeted at $810 per unit for 2010. Other income is estimated at 6.1% of gross potential income for the appraised fiscal year based on historical collections. This amounts to $700 per unit, or $397,600.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for year-end 2008 and 2009, as well as the 2010 budget. Expenses for similar apartment properties in the Chicago area were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized below.

RECONSTRUCTED OPERATING STATEMENTS — LAKESIDE APARTMENTS

	Year End 2008		Year End 2009		2010 Budget
	Total	Per Unit	Total	Per Unit	Total	Per Unit

INCOME:
Gross Potential Rent	$7,534,134	$13,264	$7,013,667	$12,348	$6,337,311	$11,157
Loss to Lease	$(441,451)	$(777)	$0	$0	$0	$0
Vacancy/Collection Loss	$(1,118,916)	$(1,970)	$(770,275)	$(1,356)	$(437,739)	$(771)
Concessions	$(385,886)	$(679)	$(364,841)	$(642)	$0	$0
Utility Recovery	$468,080	$824	$516,057	$909	$460,303	$810
Other Income	$311,801	$549	$445,057	$784	$470,909	$829

Effective Gross Income	$6,367,762	$11,211	$6,839,665	$12,042	$6,830,784	$12,026

EXPENSES:
Payroll and Benefits	$747,653	$1,316	$718,843	$1,266	$574,080	$1,011
Repairs & Maintenance	$350,501	$617	$324,862	$572	$348,005	$613
Administration	$156,685	$276	$177,053	$312	$166,547	$293
Management Fees	$314,673	$554	$335,281	$590	$337,215	$594
Utilities	$609,806	$1,074	$578,097	$1,018	$604,268	$1,064
Turnover Expenses	$124,794	$220	$155,469	$274	$156,957	$276
Insurance	$144,535	$254	$184,562	$325	$213,049	$375
Real Estate Taxes	$780,040	$1,373	$823,958	$1,451	$886,070	$1,560
Marketing/Leasing	$146,952	$259	$154,971	$273	$134,214	$236
Reserves	$0	$0	$0	$0	$0	$0

Total Expenses	$3,375,639	$5,943	$3,453,096	$6,079	$3,420,405	$6,022

Net Operating Income	$2,992,123	$5,268	$3,386,569	$5,962	$3,410,379	$6,004

Source: Client Submitted Information; compiled by CRA

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 43

Payroll and Benefits	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense has trended downward from $1,316 to $1,266 per unit over the past two reporting periods. The 2010 budget projects a payroll expense of $1,011 per unit. Based on the subject’s historical expense data, a salary and benefits expense of $1,200 per unit or $681,600 is forecast for the subject property.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, grounds and roads, and landscaping. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has trended downward from $617 to $572 per unit over the past couple of years. The 2010 budget projects an expense of $613 per unit. The repair/maintenance expense is estimated at $615 per unit, or $349,320. We include a separate Reserves category in the projection.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The administrative expense at the subject property has ranged from $276 to $312 over the past two reporting periods and is budgeted at $293 for 2010. An amount of $300 per unit or $170,400 is processed for the appraised fiscal year.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 3.0% and 5.0% of collections. Based on historical operating statements under review, the subject property was managed for a fee that is equivalent to 4.9% of collected income. In consideration of current market standards and competitive nature of third-party management contracts at this time, we have processed a market oriented management fee of 3.0% of the effective gross income.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. At the subject property, tenants reimburse the landlord for gas, water and trash pick-up. Utility reimbursement has been included as a separate line item in the previous revenue analysis.

Utility expenses fluctuate with the weather and changes in supply costs and have become highly variable due to the combination of both influences. The utility expense at the subject property has ranged from $1,018 to $1,074 per unit over the past couple of years and is budgeted at $1,064 for 2010. An amount of $1,065 per unit is used and equates to $604,920 for the appraised fiscal year.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 44

Turnover Expenses	This category covers the expenses associated with make-ready work on vacated apartments including paint, carpet, housekeeping, and other repair and maintenance. The turnover expense at the subject property has ranged from $220 to $274 per unit over the past couple of years and is budgeted at $276 for 2010. An amount of $156,200 or $275 per unit is estimated for the appraised fiscal year.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property range from $254 to $325 per unit and is budgeted at $375 for 2010. Insurance expenses are projected at $350 per unit or $198,800.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $715,200.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property range from $259 to $273 per unit and is budgeted at $236 for 2010. Based on historical data, marketing expenses are projected at $250 per unit or $142,000.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $300 per unit. In order to remain competitive, a reserve of $250 per unit is forecast. This amounts to $142,000.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $3,363,869, or $5,992 per unit. The indicated operating expense ratio is 49.6% when including reserves and 47.5% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the Chicago area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 45

VALUATION PRO FORMA

Appraisal Fiscal Year-ending	3/30/2011
	Pro Forma	Per Unit	% of GPI
INCOME:
Gross Potential Rent	$6,545,064	$11,523	100.00%
Loss to Lease	$(98,176)	$(173)	-1.50%
Vacancy/Collection Loss	$(458,154)	$(807)	-7.00%
Concessions	$(65,451)	$(115)	-1.00%
Utility Recovery	$460,080	$810	7.03%
Other Income	$397,600	$700	6.07%

Effective Gross Income	$6,780,963	$11,938

EXPENSES:			% of EGI
Payroll and Benefits	$681,600	$1,200	10.05%
Repairs & Maintenance	$349,320	$615	5.15%
Administration	$170,400	$300	2.51%
Management Fees	$203,429	$358	3.00%
Utilities	$604,920	$1,065	8.92%
Turnover Expenses	$156,200	$275	2.30%
Insurance	$198,800	$350	2.93%
Real Estate Taxes	$715,200	$1,259	10.55%
Marketing/Leasing	$142,000	$250	2.09%
Reserves	$142,000	$250	2.09%

Total Expenses	$3,363,869	$5,922	49.61%

Net Operating Income	$3,417,094	$6,016	50.39%

CAPITALIZATION RATE ANALYSIS

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 6.42% to 8.00%. Each of the sale properties are considered generally similar to the subject property in terms of location, age and physical characteristics. The capitalization rates from these sales are summarized in the following table.

SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	Crossroads	Brookdale Lakes	Autumn Run	Arbors of Brookdale	Retreat at Danada Farms
Date of Sale	5/30/2009	6/24/2009	9/30/2009	12/20/2009	1/11/2010
Year Built	1975	1990	1986	1989	1997
Cap Rate	8.00%	6.59%	7.80%	6.42%	7.07%

The capitalization rates produced by these sales are a reliable indication as to an appropriate rate for the subject property. Based on recent sales data, a capitalization rate within the range of approximately 6.42% to 8.0% would be expected for the subject property.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 1st Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 46

NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	6.50% - 14.00%	Range
	10.18%	Average
Overall Capitalization Rate	5.00% - 11.00%	Range
	7.85%	Average
Terminal Capitalization Rate	5.00% -11.00%	Range
	8.01%	Average

Source: Korpacz Real Estate Investor Survey, 4th Quarter 2009

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continue to increase through the Fourth Quarter 2009, and in the 1st Quarter 2010 rates declined by 18 basis points. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008 and has recently seen signs of improvements.

OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey

Conclusion of OAR	The subject is well maintained and represents an average quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 92% occupied as of April 21, 2010 according to submitted data. The subject property is very competitive within its market and as a result displays a risk level that is typical or average for its asset class.

An OAR ranging from approximately 6.5% to 8.0% was suggested from a review of actual sales data. Investor surveys indicate that the average rate for garden apartments in the national market is approximately 7.85%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate of approximately 7.0% is suggested for the subject property. A capitalization rate of 7.0% is concluded.

VALUE BY DIRECT CAPITALIZATION

Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 47

capitalization rate. Thus the market value of the Fee Simple interest is calculated as follows:

$3,417,094 ÷ 7.0% = $48,815,629

Direct Capitalization Value Conclusion
The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of April 21, 2010, is rounded to:

FORTY-EIGHT MILLION EIGHT HUNDRED THOUSAND DOLLARS ($48,800,000)
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 48

SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell of properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES
To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $47,222 to $154,068 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 49
PRESENTATION OF COMPARABLE SALES DATA

Sale No.	1	2	3	4	6
Project Name	Crossroads	Brookdale Lakes	Autumn Run	Arbors of Brookdale	Retreat at Danada Farms
Address	2610 Marigold Drive	1812 Gowdey Rd.	1627 Country Lakes	1373 Ivy Lane	22 Vivaldi Ct.
Location	Sauk Village, IL	Naperville, IL	Naperville, IL	Naperville, IL	Wheaton, IL
Type	Garden	Garden	Garden	Garden	Garden
Grantor	EMP, LP	Ambassador VIII	Century Properties	Brookarbor JV	Edge Residential, LLC
Grantee	Total Equity South	N/A	Autumn Run LLC	Prime Naperville	Avalon Down REIT V
Sale Price	$8,500,000	$20,700,000	$24,870,500	$32,000,000	$45,450,000
Date of Sale	05/30/09	06/24/09	09/30/09	12/20/09	01/11/10
Year Built	1975	1990	1986	1989	1997
No. of Units	180	200	320	281	295
No. of Stories	3.0	2.0	2.0	2.0	3.0
Net Rentable Area (NRA)	150,140	191,400	245,708	275,345	350,606
Average Unit Size (SF)	834	957	768	980	1,188
Effective Gross Income	$1,665,165	$2,546,800	$3,826,154	$3,782,550	$5,189,815
Operating Expenses	$985,000	$1,181,800	$1,886,255	$1,728,150	$1,976,500
Net Operating Income	$680,165	$1,365,000	$1,939,899	$2,054,400	$3,213,315
NOI Per Unit	$3,779	$6,825	$6,062	$7,311	$10,893
EGIM	5.10	8.13	6.50	8.46	8.76
OER	59%	46%	49%	46%	38%
Capitalization Rate (OAR)	8.00%	6.59%	7.80%	6.42%	7.07%
Price Per Unit	$47,222	$103,500	$77,720	$113,879	$154,068
Price Per SF	$56.61	$108.15	$101.22	$116.22	$129.63
COMPARABLE SALES MAP
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 50

ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately
After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. Sale #2 had approximately $1.2 million budgeted to cure deferred maintenance that was present at the time of sale, the amount of which is included in the sale price. None of the remaining sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between May 2009 and January 2010.

Market conditions began to deteriorate in approximately mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. Market fundamentals remained soft thru most of 2009; however began to moderate in the third and fourth quarters of 2009 with a contraction in capitalization rates noted in the first quarter of 2010.

Despite some improvements in capital markets, there is no transactional support for adjustment to the sale prices paid for the improved comparable sales utilized in our analysis. Accordingly, we have made no adjustment for changes in market conditions.

Location	The comparable properties are located throughout the Chicago area. Differences may exist to slight variations in apartment submarket conditions and demographic profiles. The location of each sale is analyzed individually as it compares to the subject property’s location. Adjustments are applied where warranted.

Sales #2, #3 and #4 are located in the adjacent community of Naperville and have generally similar locational characteristics. Sale #1 is located in the community of Sauk Village on the south side of Chicago and an upward adjustment to the sale price of this comparable is warranted die to its inferior location. Sale #5 is located in Wheaton, a suburban community
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 51

north of the subject property. This location is considered to be slightly superior to the subject location and a downward adjustment for location is warranted.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are generally similar to the subject in terms of age and overall physical condition. Minor adjustments are applied based on perceived differences between the subject and comparable properties for quality/curb appeal.

Average Unit Size	The subject has an average unit size of 845 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	The subject offers an amenity package that is typical for a 1970s vintage property. With the exception of Sale #2 and #5, the comparable properties offer an amenity package that is similar to the subject property. Sale #1 offers an inferior amenity package and an upward adjustment for this factor has been made.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized occupancy and at market rates. As such, no adjustment was applied.

The preceding adjustments are summarized in the following chart.
COMPARABLE SALES ADJUSTMENT GRID

Sale No.	1	2	3	4	5
Name	Crossroads	Brookdale Lakes	Autumn Run	Arbors of Brookdale	Retreat at Danada Farms
Address	2610 Marigold Drive	1812 Gowdey Rd.	1627 Country Lakes	1373 Ivy Lane	22 Vivaldi Ct.
	Sauk Village, IL	Naperville, IL	Naperville, IL	Naperville, IL	Wheaton, IL
Sale Date	5/30/2009	6/24/2009	9/30/2009	12/20/2009	1/11/2010

Price per Unit	$47,222	$103,500	$77,720	$113,879	$154,068

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$47,222	$103,500	$77,720	$113,879	$154,068
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$47,222	$103,500	$77,720	$113,879	$154,068
Time	0.00%	0.00%	0.00%	0.00%	0.00%

Time Adjusted Price per Unit	$47,222	$103,500	$77,720	$113,879	$154,068

Location	10%	0%	0%	0%	-5%
Physical Characteristics	10%	-5%	0%	-5%	-10%
Average Unit Size	0%	-5%	5%	-5%	-10%
Amenities	0%	-5%	0%	0%	-5%
Economics	5%	-5%	0%	-5%	-10%

Total Adjustments (%)	25%	-20%	5%	-15%	-40%

Adjusted Price per Unit	$59,028	$82,800	$81,606	$96,797	$92,441
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 52

VALUE CONCLUSION	After analysis and adjustments, a value range of $59,028 to $96,797 per unit is indicated. The mean and median adjusted sales prices equate to $82,534 and $82,800 per unit. Sales #3 and #4 required the least adjustment and are accorded most significance in this analysis. The adjusted indicators exhibited by these sales range from $81,606 to $96,797 per unit. A value of $85,000 per unit is indicated for the subject property.

568 x $85,000 = $48,280,000, or $48,300,000 rounded

Applying this value to the stabilized Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated EGIM of approximately 7.1 on a stabilized basis. This indicated EGIM is within the range of 5.1 to 8.8 produced by the sales data under analysis. This indicator suggests that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple interest in the subject property as of April 21, 2010, free and clear of financing, via the Sales Comparison Approach, is rounded to:

FORTY-EIGHT MILLION THREE HUNDRED THOUSAND DOLLARS ($48,300,000)
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Page 53

RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is April 21, 2010. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$48,800,000
Sales Comparison Approach	$48,300,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. Both the Discounted Cash Flow and Direct Capitalization methods were employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, the Discounted Cash Flow method was given greatest consideration in the conclusion of value for this approach. It is similarly given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels as a result of current market conditions, our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach is supportive of that concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of financing, as of April 21, 2010 is:

FORTY-EIGHT MILLION EIGHT HUNDRED THOUSAND DOLLARS ($48,800,000)
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
ADDENDA
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Elevation of Typical Building
Typical Building
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Entrance to Subject Off Fender Road
Typical Water View Amenity
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Typical Kitchen
Typical Bedroom
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Clubhouse
1 of 2 Outdoor Pools
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Tennis Courts
View of Lake Amenity
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
IMPROVED SALES PHOTOGRAPHS
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
IMPROVED SALES PHOTOGRAPHS
Crossroads Apartments
Brookdale Lakes Apartments
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
IMPROVED SALES PHOTOGRAPHS
Autumn Run Apartments
Arbors of Brookdale Apartments
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
IMPROVED SALES PHOTOGRAPHS
Retreat at Danada Farms Apartments
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
APPRAISER QUALIFICATIONS
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Lakeside Apartments Lisle, Illinois	May 19, 2010 Addenda
ROBERT T. DON
SENIOR APPRAISER
ROBERT T. DON, Senior Appraiser with Cogent Realty Advisors, LLC, has a strong background in real estate valuation, management, marketing, and consulting. He has 15 years of national experience within the real estate industry. As a real estate appraiser, Mr. Don has been engaged to perform valuation studies on a variety of complex commercial properties including mixed use developments, regional malls, marinas, and other special use properties. He has significant valuation experience in most national markets.
Mr. Don has worked as an urban planning consultant and asset and marketing manager since 1977. He was manager of land development projects for several large real estate investment companies in Dallas, Texas. In this capacity, Mr. Don was responsible for the marketing and sale of large planned developments and the management of a diverse real estate portfolio. From 1978 to 1983, Mr. Don worked as a land use manager with the nation’s largest land owner, International Paper Company. In this capacity, he instituted a company-wide program for land use decisions, was a review appraiser, planner, and land manager of timberlands, plants, and facilities. In addition to these responsibilities, he became a specialist in timberland analysis and was the real estate manager for 1.2 million acres in the southeastern United States.
Between 1997 and 1978, Mr. Don worked as an urban planning consultant with Gruen Associates, Inc., a national architectural and engineering firm in New York City. During this time, he was consulting planner on diverse projects including expansion of the Metropolitan Museum of Modern Art; light rail transit planning for Buffalo, New York; HUD new town planning for Flower Mound, Texas; feasibility studies for the reuse of the former Penn Central Railroad properties; and community impacts of industrial facility and military base closing.
Mr. Don received his Bachelor Degree of Urban Planning and Design from the University of Cincinnati in 1997. Since then, he has completed graduate work at the Real Estate Institute of New York University and appraisal course work at the Appraisal Institute. He has lectured extensively at universities throughout the United States and has authored articles on land use planning and real estate subjects. Mr. Don is both a licensed real estate broker and State Certified general appraiser in the State of Texas. Mr. Don is a candidate for his MAI designation with the Appraisal Institute. In addition to extensive real estate course work, he has successfully completed certain requirements towards the MAI designation.
COGENT Realty Advisors, LLC